UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2022

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad Oncology SA

On June 24, 2022, Celyad Oncology SA (the “Company”) issued a press release to announce leadership changes, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein. Effective immediately, the Board of Directors of the Company (the “Board”) has named Hilde Windels as Chairwoman of the Board, succeeding Michel Lussier. Mr. Lussier has been named Interim Chief Executive Officer and Principal Executive Officer, succeeding Filippo Petti, who resigned as Chief Executive Officer and Chief Financial Officer to pursue other opportunities.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, except for the quotes of Michel Lussier and Hilde Windels contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-248464) and Form S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the Company on June 24, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: June 24, 2022	By:	/s/ Michel Lussier
Michel Lussier Interim Chief Executive Officer